Exhibit 99.1

China Yuchai International Announces 270.0% Increase in

Unaudited 2016 Fourth Quarter Earnings Per Share

SINGAPORE, Singapore – February 22, 2017 - China Yuchai International Limited (NYSE: CYD) (“China Yuchai” or the “Company”), a leading automotive manufacturer and distributor of engines in China through its main operating subsidiary, Guangxi Yuchai Machinery Company Limited (“GYMCL”), announced today its unaudited consolidated financial results for the fourth quarter and the year ended December 31, 2016. The financial information presented herein for 2016 and 2015 is reported using International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

Financial Highlights for the Fourth Quarter of 2016

•	Net revenue increased by 27.7% to RMB 3.7 billion (US$ 538.5 million) compared with RMB 2.9 billion in the fourth quarter of 2015;

•	Gross profit rose by 47.2% to RMB 1.0 billion (US$ 146.9 million), with an increase in gross margin to 27.3% compared with RMB 692.1 million and a gross margin of 23.7% in the fourth quarter of 2015;

•	Operating profit increased by 133.9% to RMB 379.3 million (US$ 54.7 million) compared with RMB 162.2 million in the same quarter of 2015;

•	Net earnings attributable to China Yuchai’s shareholders increased by 283.1% to RMB 226.0 million (US$ 32.6 million) from RMB 59.0 million in the fourth quarter of 2015;

•	Earnings per share were RMB 5.55 (US$ 0.80) compared with RMB 1.50 in the fourth quarter of 2015;

•	The total number of engines sold increased by 26.1% to 75,849 units compared with 60,143 units in the fourth quarter of 2015.

Net revenue for the fourth quarter of 2016 increased by 27.7% to RMB 3.7 billion (US$ 538.5 million) compared with RMB 2.9 billion in the fourth quarter of 2015.

The total number of engines sold by GYMCL in the fourth quarter of 2016 increased by 26.1% to 75,849 units compared with 60,143 units in the same quarter a year ago. According to data reported by China Association of Automobile Manufacturers (“CAAM”), in the fourth quarter of 2016, sales of commercial vehicles (excluding gasoline-powered and electric-powered vehicles) increased by 15.7%. The market was led by a 21.4% increase in truck sales with heavy-duty truck sales climbing 69.5%. The bus market was weak showing declines in every size category led by a 18.6% decrease in heavy-duty bus sales. GYMCL’s on-road engine sales reflected the sales trend in the commercial vehicle engine market.

Gross profit increased by 47.2% to RMB 1.0 billion (US$ 146.9 million) compared with RMB 692.1 million in the same quarter of 2015. Gross margin rose to 27.3% in the fourth quarter of 2016 compared with 23.7% in the same quarter of 2015. The gross profit increase was mainly attributable to lower raw material costs and better product mix.

Other operating income was RMB 43.6 million (US$ 6.3 million) compared with RMB 25.8 million in the same quarter of 2015. This increase was due to higher government grants in the fourth quarter of 2016 as compared to the same quarter of 2015.

Research and development (“R&D”) expenses increased by 53.0% to RMB 187.3 million (US$ 27.0 million) from RMB 122.5 million in the same quarter of 2015. As a percentage of net revenue, R&D spending was 5.0% compared with 4.2% in the same quarter of 2015. R&D expenses reflected development and testing costs of new engines meeting higher emission standards and GYMCL’s continued initiatives to improve engine quality.

Selling, general & administrative (“SG&A”) expenses increased by 14.4% to RMB 495.7 million (US$ 71.5 million) from RMB 433.3 million in the fourth quarter of 2015. SG&A expenses represented 13.3% of net revenue compared with 14.8% in the fourth quarter of 2015. The decrease in the SG&A as a percentage of total net sales was mainly due to higher net sales.

Operating profit increased by 133.9% to RMB 379.3 million (US$ 54.7 million) from RMB 162.2 million in the fourth quarter of 2015. The increase was mainly due to higher revenue and higher gross profit. The operating margin was 10.2% compared with 5.5% in the same period of 2015.

Finance costs decreased by 48.8% to RMB 11.3 million (US$ 1.6 million) from RMB 22.1 million in the same quarter of 2015. Lower finance costs mainly resulted from reduced bank loans and borrowings. External borrowings decreased to RMB 910.4 million from RMB 2.5 billion in the same period in 2015.

The share of joint ventures’ gain was RMB 1.8 million (US$ 0.3 million), compared with RMB 16.3 million in the same quarter of 2015. This was mainly due to a one-time reversal of the impairment made for a joint venture of our subsidiary in 2015.

In the fourth quarter of 2016, total net profit attributable to China Yuchai’s shareholders was RMB 226.0 million (US$ 32.6 million), or earnings per share of RMB 5.55 (US$ 0.80), compared with RMB 59.0 million, or earnings per share of RMB 1.50 in the same quarter in 2015.

Earnings per share in the fourth quarter of 2016 was based on a weighted average of 40,712,100 shares compared with 39,298,340 shares in the same period in 2015. In June 2016, 1,413,760 new shares were issued to shareholders who elected to receive shares in lieu of dividend in cash.

Financial Highlights for the Financial Year of 2016

•	Net revenue was RMB 13.7 billion (US$ 2.0 billion) compared with RMB 13.7 billion in 2015;

•	Gross profit increased by 6.2% to RMB 3.0 billion (US$ 427.3 million) with gross margin increasing to 21.7%, compared with RMB 2.8 billion and a gross margin of 20.3% in 2015;

•	Operating profit increased by 20.1% to RMB 967.2 million (US$ 139.4 million) compared with RMB 805.2 million in 2015;

•	Earnings per share rose by 46.3% to RMB 12.89 (US$ 1.86) compared with RMB 8.81 in 2015;

•	The total number of engines sold declined by 12.1% to 320,424 units compared with 364,567 units in 2015.

Net revenue was RMB 13.7 billion (US$ 2.0 billion) compared with RMB 13.7 billion in 2015.

The total number of engines sold by GYMCL in 2016 was 320,424 units compared with 364,567 units in 2015, representing a decrease of 44,143 units, or 12.1%, mainly due to lower unit sales to the agricultural market. According to CAAM, sales of commercial vehicles (excluding gasoline-powered and electric-powered vehicles) increased by 8.3% in 2016. The truck market rebounded with an 11.6% gain led by a 33.1% increase in heavy-duty truck sales. The bus market remained weak experiencing a 9.9% decline in overall sales with heavy-duty bus sales down by 20.1%. Again, GYMCL on-road engine sales reflected the sales trend in the commercial vehicle market.

Gross profit increased by 6.2% to RMB 3.0 billion (US$ 427.3 million) compared with RMB 2.8 billion in 2015. The gross profit margin increased to 21.7% compared with 20.3% in 2015. The higher gross profit and higher gross profit margin were mainly due to lower raw material costs and better product mix.

Other operating income increased by 393.1% to RMB 95.4 million (US$ 13.7 million) compared with RMB 19.3 million in 2015. This increase was mainly due to lower foreign exchange revaluation losses, higher interest income from bank deposits and a one-time loss in 2015 from the disposal of GYMCL’s entire shareholding interest in Xiamen Yuchai Diesel Engines Co., Ltd.

Research and development (“R&D”) expenses increased by 16.0% to RMB 588.0 million (US$ 84.8 million) compared with RMB 507.0 million in 2015. As a percentage of net revenue, R&D spending was 4.3% compared with 3.7% in 2015. R&D expenses increased mainly due to the ongoing research and development of new and existing engine products as well as continued initiatives to improve engine quality. The Company remains committed to its R&D programs and continues to introduce new engine models for both the on- and off – road markets compliant with increasingly stringent emission standards.

Selling, general & administrative (“SG&A”) expenses remained unchanged at RMB 1.5 billion (US$ 216.9 million) for 2016 and 2015. These expenses represented 11.0% of net revenue, compared with 10.9% in 2015.

Operating profit increased by 20.1% to RMB 967.2 million (US$ 139.4 million) from RMB 805.2 million in 2015. The operating margin was 7.1% compared with 5.9% in 2015.

Finance costs declined by 31.5% to RMB 79.7 million (US$ 11.5 million) from RMB 116.4 million in 2015. Lower finance costs mainly resulted from reduced bank loans and borrowings. External borrowings decreased to RMB 910.4 million from RMB 2.5 billion in the same period in 2015.

The share of joint ventures was a loss of RMB 4.1 million (US$ 0.6 million), compared with a loss of RMB 2.9 million in 2015.

The net profit attributable to China Yuchai’s shareholders was RMB 515.7 million (US$ 74.3 million), or earnings per share of RMB 12.89 (US$ 1.86), compared with RMB 341.1 million, or earnings per share of RMB 8.81 in 2015.

Earnings per share were based on a weighted average of 40,016,808 shares compared with 38,712,282 shares in 2015. In June 2016, 1,413,760 new shares were issued to shareholders who elected to receive shares in lieu of dividend in cash.

Balance Sheet Highlights as at December 31, 2016

•	Cash and bank balances were RMB 4.1 billion (US$ 584.3 million) compared with RMB 3.8 billion at the end of 2015;

•	Trade and bills receivables were RMB 7.1 billion (US$ 1.0 billion) compared with RMB 7.2 billion at the end of 2015;

•	Inventories remained unchanged at RMB 1.7 billion (US$ 239.9 million) ;

•	Short- and long-term borrowings were RMB 910.4 million (US$ 131.2 million) compared with RMB 2.5 billion at the end of 2015;

•	Trade and bills payables were RMB 4.7 billion (US$ 672.8 million) compared with RMB 3.8 billion at the end of 2015.

Mr. Weng Ming Hoh, President of China Yuchai, commented, “2016 started out challenging for the engine business in China, but concluded the year with strong growth in several engine sectors. We increased engine sales in both the on-road and off-road markets in the fourth quarter of 2016. In addition to the increase in unit sales in the fourth quarter of 2016, we increased sales of higher margin products resulting in an enhanced average selling price and improved profitability.”

“We continued to generate cash-flow and improved return on invested capital. Together with our healthy financial position and improved operational efficiency, we believe that we will continue to create shareholder value.” Mr. Hoh concluded.

Disclaimer Regarding Unaudited Financial Results

Investors should note that the Company has not yet finalized its consolidated financial results for fiscal year 2016. The financial information of the Company presented above is unaudited and may differ materially from the audited financial statements of the Company for fiscal year 2016 to be released when it is available.

Exchange Rate Information

The Company’s functional currency is the U.S. dollar and its reporting currency is Renminbi. The translation of amounts from Renminbi to U.S. dollars is solely for the convenience of the reader. Translation of amounts from Renminbi to U.S. dollars has been made at the rate of RMB 6.9370 = US$ 1.00, the rate quoted by the People’s Bank of China at the close of business on December 31, 2016. No representation is made that the Renminbi amounts could have been, or could be, converted into U.S. dollars at that rate or at any other certain rate on December 31, 2016 or at any other date.

Unaudited Full Year 2016 Conference Call

A conference call and audio webcast for the investment community has been scheduled for 8:00 A.M. Eastern Standard Time on February 22, 2017. The call will be hosted by Mr. Weng Ming HOH, President, and Dr. Thomas Phung, Chief Financial Officer of China Yuchai. They will present on and discuss the financial results and business outlook of the Company followed with a Q&A session.

Analysts and institutional investors may participate in the conference call by dialing +1-866-519-4004 (United States), +800-906-601 (Hong Kong), 400-620-8038 (China) or +65 67135090 (International), Conference Code: 65471266 approximately five to ten minutes before the call start time.

For all other interested parties, a simultaneous webcast can be accessed at the investor relations section of the Company’s website located at http://www.cyilimited.com. Participants are requested to log into the webcast at least 10 minutes prior to the scheduled start time. The recorded webcast will be available on the website shortly after the earnings call.

About China Yuchai International

China Yuchai International Limited, through its subsidiary, Guangxi Yuchai Machinery Company Limited (“GYMCL”), engages in the manufacture, assembly, and sale of a wide variety of light-, medium- and heavy-duty engines for trucks, buses, passenger vehicles, construction equipment, marine and agriculture applications in China. GYMCL also produces diesel power generators. The engines produced by GYMCL range from diesel to natural gas and hybrid engines. Through its regional sales offices and authorized customer service centers, the Company distributes its engines directly to auto OEMs and retailers and provides maintenance and retrofitting services throughout China. Founded in 1951, GYMCL has established a reputable brand name, strong research and development team and significant market share in China with high-quality products and reliable after-sales support. In 2016, GYMCL sold 320,424 engines and is recognized as a leading manufacturer and distributor of engines in China. For more information, please visit http://www.cyilimited.com.

Safe Harbor Statement

This news release may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. The words “believe”, “expect”, “anticipate”, “project”, “targets”, “optimistic”, “confident that”, “continue to”, “predict”, “intend”, “aim”, “will” or similar expressions are intended to identify forward-looking statements. All statements other than statements of historical fact are statements that may be deemed forward-looking statements. These forward-looking statements including, but not limited to, statements concerning the Company’s operations, financial performance and condition are based on current expectations, beliefs and assumptions which are subject to change at any time. The Company cautions that these statements by their nature involve risks and uncertainties, and actual results may differ materially depending on a variety of important factors such as government and stock exchange regulations, competition, political, economic and social conditions around the world and in China including those discussed in the Company’s Form 20-Fs under the headings “Risk Factors”, “Results of Operations” and “Business Overview” and other reports filed with the Securities and Exchange Commission from time to time. All forward looking statements are applicable only as of the date it is made and the Company specifically disclaims any obligation to maintain or update the forward-looking information, whether of the nature contained in this release or otherwise, in the future.

For more information, please contact:

Kevin Theiss

Tel: +1-646-726-6511

Email: cyd@bluefocus.com

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